UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

Commission File Number: 1-31221

Kabushiki Kaisha NTT DOCOMO

(Exact name of registrant as specified in its charter)

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower, 2-11-1 Nagata-cho, Chiyoda-ku, Tokyo 100-6150 Japan

+81-3-5156-1111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)☒	Rule 12h-6(d)☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c)☐	Rule 12h-6(i)☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. NTT DOCOMO, INC. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about January 30, 2002, the date that its registration statement on Form 20-F (No. 1-31221) was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report on Form 20-F under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), in Tokyo, Japan, which constitutes the primary trading market for the Registrant’s common stock.

B. The Registrant’s common stock was initially listed on the TSE in October 22, 1998. The Registrant has maintained the listings of its common stock on the TSE for at least the 12 months preceding the filing of this Form 15F.

C. 96.90% of trading in the Registrant’s shares of common stock occurred in Japan during the 12-month period from and including April 1, 2017 to and including March 31, 2018.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on April 1, 2017 and ended on March 31, 2018 (such 12-month period, the “Applicable Period”).

B. For the applicable period, the average daily trading volume (the “ADTV”) of the Registrant’s common stock in the United States, including on-exchange and off-exchange transactions, was 132,152 shares and the ADTV of the Registrant’s common stock on a worldwide basis, including on-exchange and off-exchange transactions was 4,276,087 shares.

C. For the applicable period, the ADTV of the Registrant’s common stock in the United States, including on-exchange and off-exchange transactions, as a percentage of the ADTV of the Registrant’s common stock on a worldwide basis, including on-exchange and off-exchange transactions, was 3.09%.

D. The Registrant delisted its common stock from The New York Stock Exchange (the “NYSE”) effective April 13, 2018 (with April 12, 2018 as the last day of trading on the NYSE). As of April 12, 2018, the ADTV of the Registrant’s common stock in the United States, including on-exchange and off-exchange transactions, as a percentage of the ADTV of the Registrant’s common stock on a worldwide basis, including on-exchange and off-exchange transactions, was 3.06% for the preceding 12-month period.

E. The Registrant has not terminated a sponsored American Depositary Receipt (ADR) facility regarding the Registrant’s common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P with respect to on-exchange and off-exchange transactions in the United States. Information from the TSE is the source of the trading volume information with respect to on-exchange transactions on such exchanges (information with respect to off-hours trading transactions on such exchanges being unavailable on Bloomberg L.P.).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published the notice, required by Rule 12h-6(h), of the Registrant’s intent to terminate its reporting obligations under section 13(a) or 15(d) of the Exchange Act by means of press releases made on April 28, 2016 and March 19, 2018, respectively.

B. The press releases described above were distributed to Reuters, Bloomberg L.P., the Wall Street Journal, and other major newswire services and news organizations for the purpose of dissemination, including in the United States, and submitted to the Commission under cover of a Form 6-K on April 28, 2016 and March 19, 2018, respectively. Additionally, the notices were published on the Registrant’s Internet Web site.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the Internet Web site on which the Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) is: https://www.nttdocomo.co.jp/english/corporate/ir/index.html

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, NTT DOCOMO, INC. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, NTT DOCOMO, INC. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: April 13, 2018

NTT DOCOMO, INC.

By: /s/ KEISUKE YOSHIZAWA
	Name:	Keisuke Yoshizawa
	Title:	Managing Director, Investor Relations Department